UNITED STATES
SECURITY AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
UNDER THE SECURITY AND EXCHANGE ACT OF 1934

QUALITY PRODUCTS, INC.
(NAME OF ISSUER)
COMMON
(TITLE OF CLASS OF SECURITIES)
747-578-409
(CUSIP NUMBER)
DALE NEWBERG, 550 N. ISLAND, GOLDEN BEACH, FL 33160-(305)935-3388
(NAME, ADDRESS, AND TELEPHONE NUMBER)
AUGUST 18, 2000
(DATE OF EVENT WHICH REQUIRES FILING OF THE STATEMENT)

CUSIP NO. 747-578-409
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
DALE B. NEWBERG ###-##-####
SOURCE OF FUNDS
PF
CITIZENSHIP ON PLACE OF ORGNIZATION
U.S.A.
SOLE VOTING POWER
472,450
SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
472,450
PERDENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 .18498
TYPE OF REPORTING PERSON
EP